EXHIBIT 17.1

WILLIAM EVERETT

EVERETT CONSULTING LLC

February 28, 2023

Board of Directors

Issuer Direct Corporation

One Glenwood Avenue, Suite 1001

Raleigh, North Carolina 27603

My fellow Board members:

I am writing to inform you that I will not be seeking reelection to the Board of Directors (the “Board”) of Issuer Direct Corporation (“Issuer Direct” or the “Company”)  at the upcoming 2023 annual meeting of the stockholders.  It has been an honor and privilege to sit on the Board of Issuer Direct for almost ten years and I am proud of the growth and success we have achieved over that time.  It is important to honor the Company’s ten-year term limit for directors and accordingly, I will leave the Board as of the date of the next annual meeting.

I wanted to be sure that it was clear that my decision not to stand for re-election is not a result of any disagreement with the Company or any of its subsidiaries on any matters related to its operation, policies or practices.  On the contrary, I think that the recent acquisition of Newswire positions the company for continued profitable long-term growth and increased market share in the news distribution business.

My best wishes for continued success in the future.

Sincerely,

/s/ William H. Everett

William Everett
Chairman of the Board of Directors